UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 20)

AFFINITY GAMING
___________________________________________________________________________________

(Name of Issuer)
Common Stock, par value $0.001 per share
___________________________________________________________________________________

(Title of Class of Securities)

Not Applicable
___________________________________________________________________________________

 (CUSIP Number)
Steven Weiser
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
 203-542-4200
___________________________________________________________________________________

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 22, 2016
___________________________________________________________________________________

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
SPH Manager, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,375,812.4 (1)
	9	SOLE DISPOSITIVE POWER*
5,544,092
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,375,812.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.9%(2)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

[1]
Includes 5,544,092 Shares (as defined in this Schedule 13D) owned by an affiliate of the Reporting Persons as described in this Schedule 13D. In addition, as further described in Item 4 of Amendment 14 to this Schedule 13D, the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the Other Reporting Persons (as defined in this Schedule 13D) pursuant to the Settlement Agreement (as defined in this Schedule 13D). As such, these amounts include the 11,831,720.4 Shares beneficially owned by the Other Reporting Persons, which number is based upon the amount of Shares owned by the Other Reporting Persons as publicly disclosed in the most recent reports on Schedule 13D or Form 4 filed by the Other Reporting Persons under Section 13 or Section 16 of the Exchange Act.

[2]
The percentages used herein and in the rest of this Schedule 13D are calculated based upon 20,462,329 outstanding Shares as of August 8, 2016, as reported on the Issuer's Annual Report on Form 10-Q filed on August 15, 2016.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,375,812.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,544,092
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,375,812.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.9%(2)
14		TYPE OF REPORTING PERSON
IN
*See Item 5

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,375,812.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,544,092
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,375,812.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.9%(2)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

This Amendment No. 20 ("Amendment No. 20") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on May 7, 2012, as amended by Amendment No. 1 filed by the Reporting Persons on October 31, 2012, Amendment No. 2 filed by the Reporting Persons on November 5, 2012, Amendment No. 3 filed by the Reporting Persons on December 14, 2012, Amendment No. 4 filed by the Reporting Persons on February 19, 2013, Amendment No. 5 filed by the Reporting Persons on March 11, 2013, Amendment No. 6 filed by the Reporting Persons on March 12, 2013, Amendment No. 7 filed by the Reporting Persons on March 18, 2013, Amendment No. 8 filed by the Reporting Persons on April 4, 2013, Amendment No. 9 filed by the Reporting Persons on May 15, 2013, Amendment No. 10 filed by the Reporting Persons on May 30, 2013, Amendment No. 11 filed by the Reporting Persons on October 15, 2013, Amendment No. 12 filed by the Reporting Persons on December 4, 2013, Amendment No. 13 filed by the Reporting Persons on April 23, 2014, Amendment No. 14 filed by the Reporting Persons on July 30, 2014, Amendment No. 15 filed by the Reporting Persons on May 19, 2015 and Amendment No. 16 filed by the Reporting Persons on June 3, 2015, Amendment No. 17 filed by the Reporting Persons on September 8, 2015, Amendment No. 18 filed by the Reporting Persons on September 17, 2015 and Amendment No. 19 filed by the Reporting Persons on April 5, 2016 (as amended as of the date hereof, the "Schedule 13D").  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 20 shall have the meaning assigned to such term in the Schedule 13D.
Item 4.	Purpose of Transaction

                           Item 4 is hereby supplemented as follows:

               On August 22, 2016, SPH Manager entered into a Voting and Support Agreement (the "Voting Agreement") with Z Capital Affinity Owner, LLC, a Delaware limited liability Company and wholly owned subsidiary of Z Capital Partners, LLC ("Z Parent") and Affinity Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Z Parent ("Z Merger Sub"), pursuant to which, among other things, the SPH Manager agreed, subject to the terms and conditions set forth in the Voting Agreement, to vote all of the Shares that SPH Manager controls the right to vote in favor of the approval of the Agreement and Plan of Merger among the Issuer, Z Parent and Z Merger Sub dated as of August 22, 2016 (the "Merger Agreement"), and the actions contemplated by the Merger Agreement, and to vote against, among other things, any other acquisition proposal or other proposal, action or agreement that would impede, delay or interfere with the Voting Agreement or the Merger Agreement.  The Voting Agreement also restricts SPH Manager, among other things, from transferring or agreeing to transfer any of the Shares owned by SPH Manager during its term, except to an affiliate of SPH Manager (each such person, an "SPH Affiliate") who agrees to be bound by the terms and conditions of the Voting Agreement.  SPH Manager and any SPH Affiliate are also restricted from initiating or engaging in discussions or solicitations, or encouraging inquiries, with respect to alternate transactions involving the Issuer.

               The foregoing descriptions of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement attached hereto as Exhibit 99.18, which is incorporated herein by reference.

               Each of the Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change each of its intentions regarding, any or all of the foregoing.

Item 5.	Interest in Securities of the Issuer.

              Item 5 is hereby supplemented as follows:

             As a result of the Voting Agreement described above in Item 4 of this Amendment No. 20, the Reporting Persons, Z Parent, Z Merger Sub and certain of their affiliates may collectively be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act, and such group may be deemed to beneficially own the 13,962,707.4 Shares held in the aggregate by the Reporting Persons, Z Parent, Z Merger Sub and certain of their affiliates.  The Reporting Persons expressly disclaim, however, beneficial ownership of any Shares that may be beneficially owned by Z Parent, Z Merger Sub or any of their respective affiliates as a result of the entry into the Voting Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                           Item 6 is hereby supplemented as follows:

              The information regarding the Voting Agreement set forth above in Item 4 of this Amendment No. 20 is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

Exhibit 99.17:	Joint Filing Agreement, dated August 24, 2016.
Exhibit 99.18:	Voting and Support Agreement, dated as of August 22, 2016, by and among SPH Manager, LLC, Z Capital Affinity Owner, LLC and Affinity Merger Sub, Inc.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   August 24, 2016

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O’Shea

Exhibit 99.17

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: August 24, 2016

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O’Shea

Exhibit 99.18

VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT (this "Agreement"), dated as of August 22, 2016, is entered into by and among the stockholder of the Company (as defined below)  set forth on the signature page hereto (the "Stockholder", and the stockholders of the Company collectively, the "Stockholders"), Z Capital Affinity Owner, LLC, a Delaware limited liability company ("Parent"), and Affinity Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Parent ("Merger Sub").
WHEREAS, the Stockholder is, as of the date hereof, the record and/or beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which meaning will apply for all purposes of this Agreement) of the number of shares of common stock, par value $0.001 per share (the "Shares"), of Affinity Gaming, a Nevada corporation (the "Company"), set forth opposite the name of the Stockholder on Schedule I hereto;
WHEREAS, contemporaneously with the execution of this Agreement, Parent, Merger Sub, and the Company, are entering into an Agreement and Plan of Merger, dated as of the date hereof, in the form attached as Schedule II (as may be modified or amended from time to time, the "Merger Agreement"), providing, among other things, for the merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"); and
WHEREAS, as a condition of and inducement to Parent's and Merger Sub's willingness to enter into the Merger Agreement, Parent and Merger Sub have required that the Stockholders enter into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:
1. Certain Definitions. For the purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in this Section 1.
"Acquisition Proposal" has the meaning set forth in the Merger Agreement.
"Action" has the meaning set forth in the Merger Agreement.
"Additional Owned Shares" with respect to the Stockholder means all Shares which are beneficially owned by such Stockholder and are acquired by such Stockholder after the date hereof and prior to the termination of this Agreement.
"Affiliate" has the meaning set forth in the Merger Agreement; provided, however, that for the purposes of this Agreement (i) the Company shall be deemed not to be an Affiliate of any Stockholder and (ii) for the avoidance of doubt, no Stockholder shall be deemed an Affiliate of any other holder of Shares or equity interests of the Company solely by virtue of deemed common control of the Company.
"beneficial ownership" (and related terms such as "beneficially owned" or "beneficial owner") has the meaning set forth in Rule 13d-3 under the Exchange Act.
"Business Day" has the meaning set forth in the Merger Agreement.
"Covered Shares" with respect to the Stockholder means such Stockholder's Owned Shares and Additional Owned Shares.
"Change of Recommendation" has the meaning set forth in the Merger Agreement.
"Effective Time" has the meaning set forth in the Merger Agreement.
"Disclosed Owned Shares" has the meaning assigned thereto in Section 5(a) hereof.
"Governmental Entity" has the meaning set forth in the Merger Agreement.
"HSR Act" has the meaning set forth in the Merger Agreement.
"Liens" has the meaning assigned thereto in Section 5(a) hereof.
"NRS" means the Nevada Revised Statute, as amended.
"Owned Shares" with respect to the Stockholder means all Shares which are beneficially owned by the Stockholder as of the date hereof; provided, however, that with respect to a Stockholder that is a party to the Settlement Agreement, "Owned Shares" shall not include any Shares owned beneficially or of record by any other party to the Settlement Agreement that such first Stockholder may be deemed to beneficially own solely as a result of such Stockholder being deemed a member of a group (as defined in Section 13(d) of the Exchange Act) with such other parties to the Settlement Agreement.
"Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d) of the Exchange Act).
"Representatives" has the meaning assigned thereto in Section 3(b) hereof.
"Settlement Agreement" means that certain Settlement Agreement, dated as of July 28, 2014, by and among the Company and the stockholders of the Company party thereto from time to time, as amended, supplemented or modified from time to time in accordance with the terms thereof.
"Stockholders Meeting" has the meaning assigned thereto in Section 2 hereof.
"Subsidiary" has the meaning set forth in the Merger Agreement.
"Survival Period" has the meaning assigned thereto in Section 5A hereof.
"Takeover Laws" has the meaning set forth in the Merger Agreement.
"Term" has the meaning assigned thereto in Section 6 hereof.
"Transfer" means, with respect to a security, the transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of such security or the beneficial ownership thereof, the offer to make such a transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, "Transfer" shall have a correlative meaning.
2. Stockholder Vote. At any meeting of the stockholders of the Company, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought, in any case, during the Term (each, a "Stockholders Meeting"), the Stockholder shall (i) appear at each such meeting or otherwise cause such Stockholder's Covered Shares with respect to which such Stockholder controls the right to vote to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all such Covered Shares:
(a)     in favor of the adoption of the Merger Agreement and the approval of the terms thereof, the Merger and each of the other actions contemplated by the Merger Agreement;
(b)     against any Acquisition Proposal or any proposal relating to an Acquisition Proposal; and
(c)     against any proposal, action or agreement that would (1) impede, delay, interfere with, prevent or nullify any provision of this Agreement, the Merger Agreement or the Merger or would otherwise adversely affect the timely consummation of the Merger, (2) result in a breach in any respect of any covenant, representation or warranty of the Company under the Merger Agreement or (3) except as expressly contemplated by the Merger Agreement, authorize any dividend or change in any manner the capitalization of, including the voting rights of any class of capital stock of, the Company.
The Stockholder shall not commit or agree to take any action inconsistent with the foregoing.
3. No Disposition or Solicitation.
(a)     No Disposition or Adverse Act. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, such Stockholder shall not, throughout the Term: (i) Transfer or consent to any Transfer of any or all of its Covered Shares or any interest therein without the prior written consent of Parent, except to an Affiliate or Affiliates of such Stockholder that agrees or agree to be bound by the terms and conditions of this Agreement, (ii) tender any or all of the Covered Shares into any exchange or tender offer commenced by a Person other than Parent, Merger Sub or any Affiliate of Parent or Merger Sub, (iii) enter into any contract, option or other agreement, arrangement or understanding (including any profit sharing arrangement) with respect to any Transfer of any or all Covered Shares or any interest therein, (iv) grant or permit to be granted any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Covered Shares, (v) deposit or permit to be deposited any or all of the Covered Shares into a voting trust, (vi) enter into a voting agreement or arrangement with respect to any or all of its Covered Shares, or (vii) take or permit to be taken any other action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect in any material respect or in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby or by the Merger Agreement. Any attempted Transfer of Covered Shares or any interest therein in violation of this Section 3(a) shall be null and void.
(b)     Non-Solicitation.   Subject to Section 7 hereof, during the Term, the Stockholder agrees that such Stockholder shall not, and shall cause its controlled Affiliates not to, and shall use reasonable efforts to cause its representatives and agents (including its investment bankers, attorneys and accountants) (collectively, its "Representatives") not to, directly or indirectly, (i) initiate, solicit, or knowingly encourage any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal, or (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding, or provide any other Person any non-public information concerning the Company or its Subsidiaries to  any Person relating to an Acquisition Proposal. The Stockholder shall immediately cease any existing activities, discussions or negotiations with any Persons (other than Parent, Merger Sub or their respective Affiliates or Representatives) that may be ongoing with respect to an Acquisition Proposal that existed on or prior to the date of this Agreement.
4. Additional Agreements.
(a)     Certain Events. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Covered Shares or the acquisition of Additional Owned Shares or other securities or rights of the Company by the Stockholder or any of its Affiliates, (i) the type and number of Covered Shares shall be adjusted appropriately and (ii) this Agreement and the obligations hereunder shall automatically attach to any additional Covered Shares or other securities or rights of the Company issued to or acquired by such Stockholder or any of its Affiliates.
(b)     Waiver of Appraisal and Dissenters' Rights. The Stockholder hereby waives and agrees not to demand, assert or exercise any rights of appraisal or rights to dissent from the Merger that such Stockholder may have under NRS 92A.300 through 92A.500 or otherwise.
(c)     Communications. Except as may be required by applicable Law (including any filing by the Stockholder with the Securities Exchange Commission (the "SEC"), as required by applicable securities laws (including the Exchange Act)), court process or the rules and regulations of any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is feasible), the Stockholder shall not, and shall instruct its Representatives not to, make any press release, public announcement or other communication with respect to the this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of Parent.  The Stockholder hereby (i) consents to and authorizes the publication and disclosure by Parent of such Stockholder's identity and holding of Covered Shares, and the nature of such Stockholder's commitments, arrangements and understandings under this Agreement, the Merger or any other transactions contemplated by the Merger Agreement and (ii) agrees as promptly as practicable to notify Parent of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document.
(d)     Additional Owned Shares. The Stockholder hereby agrees to notify Parent promptly in writing of the number and description of any Additional Owned Shares.
5. Representations and Warranties.
A.     Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as of the date hereof as follows:
(i)     Title. The Stockholder is the sole record and beneficial owner of the Owned Shares set forth on Schedule I (the "Disclosed Owned Shares"). The Disclosed Owned Shares constitute all of the capital stock and any other equity securities of the Company owned of record or beneficially by such Stockholder on the date hereof and such Stockholder is not the beneficial owner of, and does not have any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any Shares or any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for Shares or such other equity securities, in each case other than the Disclosed Owned Shares. Such Stockholder has sole voting power, sole power of disposition and sole power to issue instructions with respect to the matters set forth in Sections 3 and 4 hereof and all other matters set forth in this Agreement, in each case with respect to all of the Owned Shares with no limitations, qualifications or restrictions on such rights applicable to the covenants and other obligations of the Stockholder under the terms of this Agreement, subject to applicable securities laws and the terms of this Agreement. Except as permitted by this Agreement, the Owned Shares and the certificates representing such shares, if any, are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of any and all liens, pledges, claims, options, proxies, voting trusts or agreements, security interests, understandings or arrangements or any other encumbrances whatsoever on title, transfer or exercise of any rights of a stockholder in respect of the Owned Shares (other than under applicable securities laws and as created by this Agreement) (collectively, "Liens") , except as and to the extent (x) as would not adversely affect in any material respect the ability of such Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby or (y) any Liens arising under the Settlement Agreement, which agreement shall terminate in accordance with its terms at the Effective Time.
(ii)     Organization and Qualification. If not a natural Person, such Stockholder is duly organized and validly existing in good standing under the laws of its jurisdiction of organization.
(iii)     Authority. Such Stockholder has all necessary power and authority and legal capacity to execute, deliver and perform all of such Stockholder's obligations under this Agreement, and consummate the transactions contemplated hereby, and no other proceedings or actions on the part of such Stockholder or its board of directors or governing body or trustees, or its stockholders, members, partners (limited or otherwise) or other equity holders or beneficiaries, as applicable, are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.
(iv)     Due Execution and Delivery. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery hereof by Parent, constitutes a legal, valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity.
(v)     No Filings; No Conflict or Default. Except for the matters described in Sections 3.4(b) of the Merger Agreement, and compliance with the applicable requirements of the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity or any other Person is necessary for the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby and the compliance by such Stockholder with the provisions hereof. None of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof will (a) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust, to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties or assets may be bound, (b) violate any judgment, order, writ, injunction, decree or award of any court, administrative agency or other Governmental Entity that is applicable to such Stockholder or any of such Stockholder's properties or assets, (c) constitute a violation by such Stockholder of any law or regulation of any jurisdiction, or (d) contravene or conflict with such Stockholder's certificate of incorporation and bylaws or other organizational documents, in each case, except for any conflict, breach, default or violation described above which would not adversely affect in any material respect the ability of such Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby.
(vi)     No Litigation. There is no suit, claim, action, investigation or proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder at law or in equity before or by any Governmental Entity that could reasonably be expected to impair the ability of such Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby.
(vii)     No Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder in its capacity as a stockholder of the Company.
(viii)     Reliance. The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder's concurrent execution and delivery of this Agreement.
B.        Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub hereby represents and warrants to the Stockholder, as of the date hereof as follows:
(i)     Organization and Qualification. Each of Parent and Merger Sub is duly organized and validly existing in good standing under the laws of its jurisdiction of organization.
(ii)     Authority. Each of Parent and Merger Sub has all necessary power and authority and legal capacity to execute, deliver and perform all of its obligations under this Agreement, and consummate the transactions contemplated hereby, and no other proceedings or actions on the part of Parent, Merger Sub or their respective board of directors or governing body or trustees, or their respective stockholders, members, partners (limited or otherwise) or other equity holders or beneficiaries, as applicable, are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.
(iii)     Due Execution and Delivery. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by Stockholder, constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity.
6. Termination. The term (the "Term") of this Agreement shall commence on the date hereof and shall terminate with respect to the Stockholder upon the earliest of (i) the mutual agreement of Parent and such Stockholder, (ii) the Effective Time, (iii) the termination of the Merger Agreement in accordance with its terms and (iv) with respect to such Stockholder, (A) any reduction in the Per Share Merger Consideration or change in the type of such consideration or (B) any extension of the Termination Date, in each case, without the prior written consent of such Stockholder; provided that (A) nothing herein shall relieve any party hereto from liability for any breach of this Agreement prior to termination and (B) this Section 6 and Section 8 shall survive any termination of this Agreement.  In addition, upon a Change of Recommendation under and in compliance with the Merger Agreement, (x) the provisions in Section 2 of this Agreement shall not apply for so long as such Change of Recommendation shall remain in effect and (y) the provisions in clause (ii) of Section 3(b) of this Agreement shall not prohibit the Stockholder (and its controlled Affiliates and Representatives) from engaging in discussions with the Person making the relevant Acquisition Proposal for so long as such Change of Recommendation shall remain in effect.
7. No Limitation. The Stockholder is entering into this Agreement solely in its capacity as a beneficial owner of Covered Shares, and not in its capacity (if applicable) as an officer or member of the Board of Directors of the Company. Nothing in this Agreement shall be construed to prohibit or limit any Stockholder, or a director, officer or employee of the Stockholder or Affiliates of the Stockholder who is an officer or director of the Company, from taking (or omitting to take) any action (including any action prohibited by Section 4 hereof) in his capacity as an officer or member of the Board of Directors of the Company or otherwise fulfilling the obligations of such office (including the performance of obligations required by the fiduciary obligations of such Stockholder, or director, officer or employee of the Stockholder or Affiliate of the Stockholder, acting in his or her capacity as an officer or director of the Company), including from taking any action with respect to any Acquisition Proposal as an officer or member of such Board of Directors.
8. Miscellaneous.
(a)     Entire Agreement. This Agreement (together with Schedule I and Schedule II) constitutes the entire agreement among the parties hereto with respect to matters described herein and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto with respect to such matters.
(b)     Further Assurances. Subject to the terms and conditions of this Agreement, at the other party's reasonable request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby.
(c)     No Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the Stockholder (in the case of any assignment by Parent) or Parent (in the case of an assignment by any Stockholder); provided that Parent and Merger Sub may assign its rights and obligations hereunder to any other Person to whom the Merger Agreement is validly assigned in accordance with Section 8.9 thereof, but no such assignment shall relieve Parent and Merger Sub of their obligations hereunder.
(d)     Binding Successors. Without limiting any other rights Parent may have hereunder in respect of any Transfer of the Covered Shares, the Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Covered Shares beneficially owned by such Stockholder and its Affiliates and shall be binding upon any Person to which legal or beneficial ownership of such Covered Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder's heirs, guardians, administrators, representatives or successors.
(e)     Amendments. This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of Parent and the Stockholder.
(f)     Notice. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received) (i) upon receipt, if delivered personally or by first class mail, postage pre-paid, (ii) on the date of transmission, if sent by facsimile transmission (with confirmation of receipt) or email, or (iii) on the Business Day after dispatch, if sent by nationally recognized, documented overnight delivery service, as follows:

If to the Stockholder:
At the address and facsimile number set forth on Schedule I hereto.
If to Parent or Merger Sub:
c/o Z Capital Partners, L.L.C.
Two Conway Park
150 Field Dr., Suite 300
Lake Forest, IL 60045
Attention: James J. Zenni, Jr., Martin Auerbach and Andrei Scrivens
Facsimile: (847) 235-8100
E-mail:	jzenni@zcap.net, mauerbach@zcap.net, ascrivens@zcap.net and legal@zcap.net with a copy (which shall not constitute notice) to:

Sidley Austin LLP
1999 Avenue of the Stars, 17th Floor
Los Angeles, CA 90067
Attention: Vijay Sekhon, Esq.
Facsimile: (310) 595-9501
E-mail:                            vsekhon@sidley.com

or to such other address or facsimile number as the Person to whom notice is given may have previously furnished to the other parties hereto in writing in the manner set forth above.
(g)     Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.
(h)     Remedies. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such right, power or remedy by any party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.
(i)     No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with such party's obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of such party's right to exercise any such or other right, power or remedy or to demand such compliance.
(j)     No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.
(k)     Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Nevada, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Nevada.
(l)     Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the courts of the State of Nevada located in Clark County, Nevada.  Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Nevada, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Nevada as described herein.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Nevada as described herein for any reason, (b) that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts..
(m)     Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(m).
(n)     Specific Performance. The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed by a party hereto in accordance with their specific terms or were otherwise breached by such party, and that the other parties hereto would not have an adequate remedy at law for money damages in such event. It is accordingly agreed that each party shall be entitled, without posting any bond or other undertaking, to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.
(o)     Interpretation. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. The words "include," "includes" and "including" shall be deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. No provision of this Agreement shall be interpreted for or against any party hereto because that party or its legal representatives drafted the provision. The words "hereof," "hereto," "hereby," "herein," "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not any particular section in which such words appear.
(p)     Counterparts. This Agreement may be executed in counterparts (including by facsimile or by .pdf delivered via email), each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.
(q)     Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
(r)     No Ownership Interest. Nothing contained in this Agreement shall be deemed, upon execution, to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and Parent and Merger Sub shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Covered Shares, except as otherwise provided herein or in accordance with the terms of the Merger Agreement.
(s)     Relationship of the Stockholders; Several Liability. Each party acknowledges and agrees that (i) this Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto or among the Stockholder and any other stockholder of the Company and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise, (ii) the obligations of the Stockholder under this Agreement are solely contractual in nature and (iii) the determinations of the Stockholder under this Agreement are independent of the determinations of any other stockholder of the Company under any similar agreement with Parent and Merger Sub.  Notwithstanding anything to the contrary contained in this Agreement, the liability of the Stockholder hereunder shall be several, not joint and several, and the Stockholder shall not be liable for any obligations of any other stockholder of the Company.

[Signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Stockholder has caused this Agreement to be duly executed as of the day and year first above written.

PARENT:
Z CAPITAL AFFINITY OWNER, LLC

By:
Name:
Title:

MERGER SUB:
AFFINITY MERGER SUB, INC.

By:
Name:
Title:

STOCKHOLDER:
SPH MANAGER, LLC

By:
Name:
Title:

Schedule I
Disclosed Owned Shares
Stockholder	Address	Shares
SPH Manager, LLC	c/o Silver Point Capital, L.P. 2 Greenwich Plaza Greenwich, CT 06830 Facsimile: 203-542-4308 Attn: General Counsel	5,544,092

Schedule II
Merger Agreement
(see attached)